August 2008 Preliminary Terms No. 766 Registration Statement No. 333-131266 Dated August 19, 2008 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Equities
Protected Absolute Return Barrier Notes due January   , 2010
Based on the Value of the S&P 400® (Midcap) Index

Protected Absolute Return Barrier Notes provide principal protection as well as potential appreciation based on the absolute value of the return of the underlying index, but only if the underlying index remains within a specified range at all times during the term of the notes.  Consequently, you will receive a positive return whether the value of the underlying index on the index valuation date is higher or lower than the initial index value, as long as the value of the underlying index remains within the specified range at all times.
SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Stated principal amount:	$10 per note
Issue price:	$10 per note
Pricing date:	August , 2008
Original issue date:	August , 2008 (5 business days after the pricing date)
Maturity date:	January , 2010
Underlying index:	The S&P 400® (Midcap) Index (the “Index”)
Maturity redemption amount:	$10 + supplemental redemption amount (if any)
Supplemental redemption amount:	▪	If at all times during the observation period the index value is within the index range, $10 times the absolute index return; or
	▪	If at any time on any day during the observation period the index value is outside the index range, $0.
Maximum payment at maturity:	$12.00 per note (120% of the stated principal amount)
Observation period:
The period of regular trading hours on each index business day on which there is no market disruption event with respect to the Index, beginning on, and including, the index business day following the pricing date and ending on, and including, the index valuation date.

Index value:
At any time on any day during the observation period, the value of the Index published at such time on such day on Bloomberg under ticker symbol “MID,” or in the case of any successor index, the Bloomberg ticker for any such successor index.

Index range:	Any value of the Index that is:
▪	greater than or equal to , which is the initial index value x 80%; and
▪	less than or equal to , which is the initial index value x 120%
Absolute index return:	Absolute value of: (final index value – initial index value) / initial index value
Initial index value:
Final index value:	The closing value of the Index on the index valuation date
Index valuation date:	January , 2010, subject to postponement for certain market disruption events.
Interest:	None
CUSIP:	617483508
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Note	$10	$0.15	$9.85
Total	$	$	$
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for protected absolute return barrier notes.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Prospectus Supplement for Protected Absolute Return Barrier Notes dated November 21, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP: MSPRB1107002

Protected Absolute Return Barrier Notes due January   , 2010
Based on the Value of the S&P 400® (Midcap) Index

Investment Overview

Protected Absolute Return Barrier Notes

The Protected Absolute Return Barrier Notes based on the Value of the S&P 400® Midcap Index (the “notes”) provide investors:

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the opportunity for a positive return of up to 20% based upon the performance of the index (whether positive or negative) as long as the underlying index remains within the specified index range at all times during the observation period

¡	100% principal protection regardless of the performance of the underlying index

Maturity:	17 months

Maximum payment at maturity:	$12.00 (120% of the stated principal amount)

Principal protection:	100%

Payment at maturity:	Par plus $10 times absolute index return If at any time on any day during the observation period the index value is outside the index range, investors will only receive par.

S&P 400® (Midcap) Index Overview

The S&P 400® (Midcap) Index is published by S&P and is intended to provide a benchmark for performance measurement of the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from $1 billion to $4 billion. The calculation of the value of the S&P 400® Index is based on the relative value of the aggregate market value of the common stocks of 400 companies as of a particular time as compared to the aggregate average market value of the common stocks of 400 similar companies during the base period of June 28, 1991.  For more information see “Underlying Indices and Underlying Index Publishers Information—S&P 400® (Midcap) Index” in the accompanying prospectus supplement for Absolute Return Barrier Notes.

Information as of market close on August 15, 2008.

Bloomberg Ticker Symbol:	MID

Current Index Value:	821.84

52 Weeks Ago:	819.97

52 Week High Index Closing Value (on 7/13/07):	926.23

52 Week Low Index Closing Value (on 3/10/08):	744.89

S&P 400® (Midcap) Index Historical Performance Intraday Highs, Lows, and Closes from January 1, 2003 to August 15, 2008

August 2008	Page 2

Protected Absolute Return Barrier Notes due January   , 2010
Based on the Value of the S&P 400® (Midcap) Index

Key Investment Rationale

These Protected Absolute Return Barrier Notes provide principal protection as well as the potential for a return of up to 20% regardless of whether the Index appreciates or depreciates, as long as the Index remains within the index range at all times during the observation period.

Best Case Scenario
The index value remains within the index range at all times during the observation period and investors receive $10 times the absolute index return, subject to the maximum payment at maturity of $12.00 (120% of the stated principal amount) per note.  At maturity, investors will maximize their returns if, on the index valuation date, the absolute index return is 20% and the Index has remained within the index range at all times during the observation period.

Worst Case Scenario
The index value is outside the index range at any time on any day during the observation period and investors only receive the principal amount of their investment at maturity.  The notes are 100% principal protected.

Summary of Selected Key Risks (see page 9)

Structure Related Risks

¡	No interest payments

¡	If the index value moves outside the index range at any time on any day, the supplemental redemption amount will be zero

¡	Appreciation potential is limited

¡	Market value of notes may decline

Index Related Risks

¡	Adjustments to the Index could adversely affect the value of the notes

Secondary Market Related Risks

¡	Market price of the notes will be influenced by many unpredictable factors

¡	Secondary trading may be limited

¡	Inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

¡	Hedging and trading activity could potentially affect the value of the notes

Other Risks

¡	Economic interests of the calculation agent may be potentially adverse to investor interests

¡	Investing in the notes is not equivalent to investing in the Index

¡	Credit risk to Morgan Stanley

August 2008	Page 3

Protected Absolute Return Barrier Notes due January   , 2010
Based on the Value of the S&P 400® (Midcap) Index

Fact Sheet

The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the prospectus supplement and the prospectus, as supplemented or modified by these preliminary terms.  At maturity, an investor will receive for each $10 stated principal amount of notes that the investor holds, the $10 stated principal amount and a return, if any, based on the absolute value of the return of the Index and on whether the Index has remained within the index range at all times during the observation period.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
August , 2008	August , 2008 (5 business days after the pricing date)	January , 2010, subject to postponement due to certain market disruption events

Key Terms
Issuer:	Morgan Stanley
Underlying index:	The S&P 400® Midcap Index (the “Index”)
Issue price:	$10 per note
Stated principal amount:	$10 per note
Interest:	None
Maturity redemption amount:	$10 + supplemental redemption amount (if any)
Supplemental redemption amount:	▪	If at all times during the observation period the index value is within the index range, $10 times the absolute index return; or
	▪	If at any time on any day during the observation period the index value is outside the index range, $0.
Maximum payment at maturity:	$12.00 (120% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Observation period:
The period of regular trading hours on each index business day on which there is no market disruption event with respect to the Index, beginning on, and including, the index business day following the pricing date and ending on, and including, the index valuation date.

Index value:
At any time on any day during the observation period, the value of the Index published at such time on such day on Bloomberg under ticker symbol “MID,” or in the case of any successor index, the Bloomberg ticker for any such successor index.

Index range:	Any value of the Index that is:
▪	greater than or equal to , which is the initial index value x 80%; and
▪	less than or equal to , which is the initial index value x 120%
Absolute index return:	Absolute value of: (final index value – initial index value) / initial index value
Initial index value:
Final index value:	The closing value of the Index on the index valuation date
Index valuation date:	January , 2010, subject to postponement for certain market disruption events.
Postponement of maturity date:
If, due to a market disruption event or otherwise, the index valuation date is postponed so that it falls less than two scheduled business days prior to the scheduled maturity date, the maturity date will be the second scheduled business day following the index valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 9.

August 2008	Page 4

Protected Absolute Return Barrier Notes due January   , 2010
Based on the Value of the S&P 400® (Midcap) Index

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617483508
Minimum ticketing size:	100 notes
Tax considerations:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on August 18, 2008, the “comparable yield” for the notes would be a rate of 3.1920% per annum, compounded semi-annually; however, the comparable yield will be determined on the pricing date and may be different from the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a projected amount equal to $10.4593 due at maturity.  The comparable yield and the projected payment schedule for the notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustments to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

Accrual Period	OID deemed to accrue during accrual period (per note)	Total OID deemed to have accrued from original issue date (per note) as of end of accrual period
Original Issue Date through December 31, 2008	$0.1099	$0.1099
January 1, 2009 through June 30, 2009	$0.1614	$0.2713
July 1, 2009 through December 31, 2009	$0.1639	$0.4352
January 1, 2010 through Maturity Date	$0.0241	$0.4593

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.
If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”
You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)

August 2008	Page 5

Protected Absolute Return Barrier Notes due January   , 2010
Based on the Value of the S&P 400® (Midcap) Index

Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the notes by taking positions in the component stocks of the Index, in futures or options contracts on the Index or on any component stocks of the Index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging.  We cannot give any assurance that our hedging activity will not affect the value of the Index and, therefore, such activity may adversely affect the value of the notes or the payment you will receive at maturity.  For further information, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

ERISA:	See “ERISA” in the accompanying prospectus supplement.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

August 2008	Page 6

Protected Absolute Return Barrier Notes due January   , 2010
Based on the Value of the S&P 400® (Midcap) Index

How the Protected Absolute Return Barrier Notes Work

The table below illustrates the payment at maturity (including, where relevant, the payment of the supplemental redemption amount) for a $10 stated principal amount note for a hypothetical range of performance of the index return from -100% to +100% and assumes a hypothetical initial index value of 800, a hypothetical index range which includes all index values greater than or equal to the hypothetical initial index value times 80% and less than or equal to the hypothetical initial index value times 120% (the actual initial index value will be determined on the pricing date), and for the shaded rows, that the value of the index has remained within the index range at all times during the observation period.  In this example, the Index must move by more than 20% in either direction from the hypothetical initial index value before we would not pay you a supplemental redemption amount.

Index Value	Index Return	Supplemental Redemption Amount	Payment At Maturity	Return on Notes
1,600.00	100%	$0.00	$10.00	0%
1,200.00	50%	$0.00	$10.00	0%
968.50	21%	$0.00	$10.00	0%
960.00	20%	$2.00	$12.00	20%
928.00	16%	$1.60	$11.60	16%
896.00	12%	$1.20	$11.20	12%
864.00	8%	$0.80	$10.80	8%
832.00	4%	$0.40	$10.40	4%
816.00	2%	$0.20	$10.20	2%
800.00	0%	$0.00	$10.00	0%
784.00	-2%	$0.20	$10.20	2%
768.00	-4%	$0.40	$10.40	4%
736.00	-8%	$0.80	$10.80	8%
704.00	-12%	$1.20	$11.20	12%
672.00	-16%	$1.60	$11.60	16%
640.00	-20%	$2.00	$12.00	20%
632.50	-21%	$0.00	$10.00	0%
400.00	-50%	$0.00	$10.00	0%
0.00	-100%	$0.00	$10.00	0%

At maturity, the notes will pay at least 100% of the principal amount and have the potential to pay a supplemental redemption amount based on the value of the Index at the end of the observation period if the Index has remained within the index range throughout the entire observation period.

The following payment examples illustrate the potential returns on the notes at maturity based on the table above.

August 2008	Page 7

Protected Absolute Return Barrier Notes due January   , 2010
Based on the Value of the S&P 400® (Midcap) Index

Payment Example 1
The level of the Index increases by 12% from the hypothetical initial index value of 800 to a final index value of 896, and the index value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:

$10 x absolute value of [(896 – 800) / 800]  = $1.20

Payment at Maturity  = $11.20

Payment Example 2
The level of the Index decreases by 16% from the hypothetical initial index value of 800 to a final index value of 672, and the index value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:

$10 x absolute value of [(672 – 800) / 800]  = $1.60

Payment at Maturity  = $11.60

Payment Example 3
The level of the Index decreases by 2% from the hypothetical initial index value of 800 to a final index value of 784, and the index value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:

$10 x absolute value of [(784 – 800) / 800]  = $0.20

Payment at Maturity  = $10.20

Payment Example 4
The index value moves outside the index range at any time on any day during the observation period.  Because the index value has moved outside the index range, the supplemental redemption amount is equal to $0, and the payment at maturity is equal to only $10 per $10 stated principal amount regardless of the final index value.

Payment at Maturity  = $10.00

August 2008	Page 8

Protected Absolute Return Barrier Notes due January   , 2010
Based on the Value of the S&P 400® (Midcap) Index

Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of the investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-16 of the prospectus supplement for protected absolute return barrier notes.

Structure Specific Risk Factors

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The notes do not pay interest.  Because the supplemental redemption amount may equal zero, the return on an investment in the notes may be zero and, therefore, less than the amount that would be paid on an ordinary debt security.  Unless the index value at maturity has sufficiently increased or decreased over the term of the notes, the overall return on the notes may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the closing value of the Index on the index valuation date and on whether the value of the Index remains within the index range throughout the observation period.

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No guarantee of supplemental redemption amount.  If at any time on any day during the observation period the value of the Index is outside the index range, no supplemental redemption amount will be paid and investors will receive only the principal amount of their investment at maturity.  An increase in Index volatility would increase the likelihood of the index value moving outside the index range at some point during the observation period, in which case investors will not receive any supplemental redemption amount at maturity.

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Appreciation potential is limited.  The appreciation potential of the notes is limited by the maximum payment at maturity of $12.00 per note, or 120% of the stated principal amount.  In no event will the supplemental redemption amount exceed $2.00 because if the final index value is less than 80% or greater than 120% of the initial index value, the Index will have moved outside the index range and your supplemental redemption amount will equal $0.

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Market value of notes may decline.  If at any time on any day during the observation period the value of the Index is outside the index range, the market value of each note will decline below the stated principal amount and will no longer be linked to the value of the Index.  If you try to sell your notes on the secondary market prior to maturity in these circumstances, you will receive less than the stated principal amount for each note.

Index Specific Risks Factors

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Adjustments to the Index could adversely affect the value of the notes.  The publisher of the Index may add, delete or substitute the stocks constituting the Index or make other methodological changes that could change the value of the Index.  The publisher of the Index may discontinue or suspend calculation or publication of the Index at any time.  Any of these actions could adversely affect the value of the notes.  Where the Index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

Secondary Market Specific Risk Factors

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Market price influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value and volatility of the Index, the dividend yield of the component securities of the Index, whether the value of the Index has been outside the index range at any time during the observation period, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

August 2008	Page 9

Protected Absolute Return Barrier Notes due January   , 2010
Based on the Value of the S&P 400® (Midcap) Index

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Secondary trading may be limited. The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Even if there is a secondary market, it may not provide significant liquidity.  Accordingly, you should be willing to hold your notes to maturity.

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Inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging the issuer’s obligations under the notes.

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Hedging and trading activity could potentially affect the value of the notes.  We expect that MS & Co. and other affiliates will carry out hedging activities related to the notes (and possibly to other instruments linked to the Index or its component stocks), including trading in the component stocks of the Index as well as in other instruments related to the Index.  Any of these hedging or trading activities during the term of the notes could potentially affect the value of the Index, including the final index value and whether the Index is outside the index range at any time during the observation period and, accordingly, the amount of cash investors will receive at maturity.

Other Risk Factors

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Economic interests of the calculation agent may be potentially adverse to the investors.  The calculation agent is an affiliate of the issuer.  Any determinations made by the calculation agent may affect the payout to investors at maturity.

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Not equivalent to investing in the Index.  Investing in the notes is not equivalent to investing in the Index or its component stocks.  Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the Index.

¡	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the notes.

August 2008	Page 10

Protected Absolute Return Barrier Notes due January   , 2010
Based on the Value of the S&P 400® (Midcap) Index

Information about the Underlying Index

S&P 400® (Midcap) Index
The S&P 400® (Midcap) Index is published by S&P and is intended to provide a benchmark for performance measurement of the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from $1 billion to $4 billion. The calculation of the value of the S&P 400® Index is based on the relative value of the aggregate market value of the common stocks of 400 companies as of a particular time as compared to the aggregate average market value of the common stocks of 400 similar companies during the base period of June 28, 1991.  For more information see “Underlying Indices and Underlying Index Publishers Information—S&P 400® (Midcap) Index” in the accompanying prospectus supplement for Absolute Return Barrier Notes.

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 400®,” and “Standard & Poor’s 400” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Annex A—Underlying Indices and Underlying Index Publishers Information—The S&P 400® Midcap Index” in the accompanying prospectus supplement for protected absolute return barrier notes.

Historical Information
The following table presents the published high and low closing values, as well as end-of-quarter closing values, of the Index from January 1, 2003 through August 15, 2008.  The graph following the table sets forth the intraday high, low and closing values of the Index for the same period.  The closing value of the Index on August 15, 2008 was 821.84.  We obtained the closing values and other information below from Bloomberg Financial Markets, without independent verification.  You should not take the historical values of the Index as an indication of future performance.

S&P 400® (Midcap) Index	High	Low	Period End
2003
First Quarter	446.63	385.18	409.47
Second Quarter	491.64	411.36	480.21
Third Quarter	532.03	481.07	510.42
Fourth Quarter	579.47	521.39	576.01
2004
First Quarter	615.92	575.91	603.56
Second Quarter	616.70	561.57	607.69
Third Quarter	600.09	549.51	593.20
Fourth Quarter	664.50	583.00	663.31
2005
First Quarter	682.42	629.91	658.87
Second Quarter	693.28	627.38	684.94
Third Quarter	725.02	689.88	716.33
Fourth Quarter	749.61	672.12	738.05
2006
First Quarter	792.11	749.02	792.11
Second Quarter	817.95	716.62	764.87
Third Quarter	770.44	712.86	754.25
Fourth Quarter	820.37	748.13	804.37
2007
First Quarter	867.61	800.40	848.47
Second Quarter	925.90	852.41	895.51
Third Quarter	926.23	819.97	885.06
Fourth Quarter	917.18	821.32	858.20
2008
First Quarter	847.56	744.89	779.51
Second Quarter	897.27	797.80	818.99
Third Quarter (through August 15, 2008)	822.23	772.80	821.84

August 2008	Page 11